# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dreamland Ltd, CIK 0002041338
CUSIP: G28385121
Title of class of securities: Class A Ordinary Shares, par value $0.00125 per share
Address of issuer's principal executive offices: RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/13/2026
Amends the filing with accession number 0001493152-26-032907
Filed by CIK 0002125603
Persons authorized to receive notices and communications: Seto Wai Yue, RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong, Hong Kong (K3), 00000, 852 5628 6281

## Reporting persons
- Seto Wai Yue (CIK 0002125603): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 1,149,890; shared voting power 0; sole dispositive power 1,149,890; shared dispositive power 0; aggregate amount beneficially owned 1,149,890 (32.99% of the class)
  Comment: (1) The calculation of percentage set forth herein is based on 3,485,583 Ordinary Shares, consisting of 3,405,583 Class A Ordinary Shares and 80,000 Class B Ordinary Shares outstanding as of August 7, 2026, as provided by the Issuer to the Reporting Person on August 17, 2026. The Reporting Person beneficially owns 1,069,890 Class A Ordinary Shares and 80,000 Class B Ordinary Shares, including (i) 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares acquired from the Issuer in a private placement pursuant to a Securities Purchase Agreement dated July 7, 2026, and (ii) 320,000 Class A Ordinary Shares acquired from Imperial Vision Fund SPC Series 1 SP pursuant to a Sale and Purchase Agreement dated August 6, 2026. Pursuant to the Amended and Restated Memorandum and Articles of Association of the Issuer, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twelve votes. The percentage reported herein reflects beneficial ownership as a percentage of the Issuer's total outstanding ordinary shares and not the Reporting Person's percentage of aggregate voting power.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00125 per share
Name of issuer: Dreamland Ltd
Address of issuer's principal executive offices: RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong, Hong Kong (K3), 00000

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 7, 2026, the Reporting Person entered into a Securities Purchase Agreement with the Issuer pursuant to which the Reporting Person agreed to purchase an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares at a purchase price of USD3.75 per share.

On August 6, 2026, the Reporting Person entered into a Sale and Purchase Agreement with Imperial Vision Fund SPC Series 1 SP pursuant to which the Reporting Person agreed to purchase 320,000 Class A Ordinary Shares at a purchase price of USD3.75 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares pursuant to (i) a Securities Purchase Agreement dated July 7, 2026, with the Issuer, under which the Reporting Person purchased an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares in a private placement and (ii) a Sale and Purchase Agreement dated August 6, 2026, with Imperial Vision Fund SPC Series 1 SP, pursuant to which the Reporting Person purchased 320,000 Class A Ordinary Shares.The Reporting Person holds the shares for investment purposes. The Reporting Person is the Chief Executive Officer of the Issuer, a member of the board of directors of the Issuer and serves as the Chairlady and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Signatures
- Seto Wai Yue: /s/ Seto Wai Yue, Chairlady of the Board of Directors, Director and Chief Executive Officer (08/17/2026)